Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

GOLDCORP ANNOUNCES VOTING RESULTS FROM
ANNUAL SHAREHOLDERS MEETING

Vancouver, British Columbia, April 27, 2017 – GOLDCORP INC. **(TSX: G, NYSE: GG)** ("Goldcorp" or the "Company") announces the voting results for the election of its Board of Directors, which took place at the Company's Annual and Special Meeting held on April 26, 2017. The nominees listed in the management proxy circular dated March 13, 2017 were elected as directors of Goldcorp at the meeting. Detailed results of the votes are set out below:

	Outcome of the Vote	Votes by Ballot and Virtual Audience	
		Votes For	Votes Withheld
(a) Beverley A. Briscoe	Elected	485,358,574 (99.29%)	3,455,333 (0.71%)
(c) Margot A. Franssen, O.C.	Elected	486,859,437 (99.60%)	1,954,470 (0.40%)
(d) David A. Garofalo	Elected	485,415,179 (99.30%)	3,398,728 (0.70%)
(e) Clement A. Pelletier	Elected	486,809,772 (99.59%)	2,004,135 (0.41%)
(f) P. Randy Reifel	Elected	468,310,116 (95.81%)	20,503,791 (4.19%)
(g) Charles R. Sartain	Elected	486,859,173 (99.60%)	1,954,734 (0.40%)
(g) Ian W. Telfer	Elected	481,424,288 (98.49%)	7,389,619 (1.51%)
(h) Blanca A. Treviño	Elected	486,822,478 (99.59%)	1,991,429 (0.41%)
(i) Kenneth F. Williamson	Elected	485,137,953 (99.25%)	3,675,954 (0.75%)

At the Annual and Special Meeting, the shareholders of the Company also approved: (i) the appointment of the auditors and authorized the directors to fix their remuneration, and (ii) a non-binding advisory resolution accepting the Company's approach to executive compensation. The voting results on each resolution are set out below:

Appointment of Auditor		
Outcome of the Vote	Votes by Ballot and Virtual Audience	
	Votes For	Votes Withheld
Carried	540,693,063 (98.11%)	10,390,378 (1.89%)

Say-On-Pay Advisory Vote		
Outcome of the Vote	**Votes by Ballot and Virtual Audience**	
	Votes For	**Votes Against**
Carried	460,462,222 (94.20%)	28,347,676 (5.80%)

The Company also announced that Peter Dey has retired from the Board of Directors.

"On behalf of the Board of Directors and everyone at Goldcorp I want to sincerely thank Peter for his service to the company, and wish him well on his retirement," said Ian Telfer, Chairman of Goldcorp.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information, please contact:

INVESTOR CONTACT
Lynette Gould
Director, Investor Relations
(800) 567-6223
E-mail: info@goldcorp.com
www.goldcorp.com

MEDIA CONTACT
Christine Marks
Director, Corporate Communications
Telephone: (604) 696-3050
E-mail: media@goldcorp.com
www.goldcorp.com